Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

Fax message

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Company: Office of International Corporate Finance
Securities and Exchange Commission

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From: Corporate Communications

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Number of pages: 2

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Date: April 19, 2007

Reference:

Subject: Wessanen General Meeting of Shareholders approves (re-)appointment of management and proposal for dividend payment over 2006

ID # 82-1306

dw 4/23

Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2035
3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 31 · f +31 (0)30 298 88 10
corporate.communications@wessanen.com
www.wessanen.com

press release

Utrecht, April 19, 2007

Wessanen General Meeting of Shareholders approves (re-)appointment of management and proposal for dividend payment over 2006

Royal Wessanen nv announces that the Annual General Meeting of Shareholders, held in Utrecht on April 18, 2007, has approved the re-appointment of Mr. Ad Veenhof, President and CEO for a period of four years. The Annual General Meeting appointed Mr. Richard Lane as a member of the Executive Board for 4 years. Mr. Lane is President and CEO of North America since April 2006.

The AGM approved the payment of dividend of EUR 0.65 per share. This is equivalent to the dividend paid over 2005. The pay-out equals an amount of EUR 46.6 million. Taking into account the interim dividend of EUR 0.20 per share paid out in August 2006, the total distribution to be paid out on May 2nd, 2007, amounts to EUR 0.45 per share.

Furthermore the AGM approved the remuneration policy of the members of the Executive Board. The policy is changed in respect of amongst others the composition of the labor market peer group, TSR peer group, the scope of the change in control clause and the introduction of a claw back clause.

Executive Board
Royal Wessanen nv

For more information, please contact Corporate Communications; phone + 31 (0)30 29 88 831; e-mail corporate.communications@wessanen.com